Exhibit 99.1

JinkoSolar's Subsidiary Jinko Solar Co., Ltd. Announces Certain Preliminary Unaudited Financial Results for Full Year 2021

SHANGRAO, China, Feb. 25, 2022 -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, announced that its principal operating subsidiary, Jinko Solar Co., Ltd. (“Jiangxi Jinko”), had announced certain preliminary unaudited financial results for full year 2021.

For 2021, (i) the preliminary unaudited revenues of Jiangxi Jinko under PRC GAAP were RMB40.48 billion, (ii) the preliminary unaudited net income attributable to the shareholders of Jiangxi Jinko was RMB1.12 billion, and (iii) the preliminary unaudited net income attributable to the shareholders of Jiangxi Jinko excluding extraordinary gains and losses was RMB532.3 million.

JinkoSolar currently owns approximately 58.62% equity interest in Jiangxi Jinko. The preliminary unaudited financial results of Jiangxi Jinko for 2021 described in this press release (the “Jiangxi Jinko Preliminary Unaudited Financial Results”) are different from JinkoSolar's consolidated financial results (the “Consolidated Financials”), mainly because (i) the consolidation scope of the Jiangxi Jinko Preliminary Unaudited Financial Results differs from that of the Consolidated Financials: the Jiangxi Jinko Preliminary Unaudited Financial Results are prepared solely for Jiangxi Jinko, whereas the Consolidated Financials also include financial statements of JinkoSolar and its other subsidiaries, and (ii) the Jiangxi Jinko Preliminary Unaudited Financial Results and the Consolidated Financials are prepared according to different accounting standards and principles: the Jiangxi Jinko Preliminary Unaudited Financial Results are prepared in accordance with PRC GAAP, whereas the Consolidated Financials are prepared in accordance with accounting principles generally accepted in the United States of America. As such, investors of JinkoSolar should exercise caution when reviewing the Jiangxi Jinko Preliminary Unaudited Financial Results described in this press release and are advised not to base their investment decisions solely on such preliminary unaudited financial results.

The Jiangxi Jinko Preliminary Unaudited Financial Results described in this press release are unaudited and are subject to change upon the completion of its full year 2021 audit process. These preliminary unaudited financial results should not be viewed as a substitute for full financial statements of Jiangxi Jinko prepared in accordance with PRC GAAP.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 32.5 GW for mono wafers, 24 GW for solar cells, and 45 GW for solar modules, as of December 31, 2021.

JinkoSolar has 12 productions facilities globally, 22 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE and Denmark, and global sales teams in China, the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong, as of December 31, 2021.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: + 86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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